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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Global Med Technologies, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
37935E101
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☒ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37935E101	13G/A

1	NAMES OF REPORTING PERSONS Victory Park Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,898,342*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,898,342*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,898,342*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* Excludes 6,916,158 shares issuable upon exercise of a warrant to acquire 4,125,000 shares of common stock of Global Med Technologies, Inc. (“Common Stock”) and convertible preferred stock convertible into 5,500,000 shares of Common Stock, which are subject to so called “blocker” provisions prohibiting the holder from exercising the warrant or converting the preferred stock, as applicable, to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the issued and outstanding shares of Common Stock.

CUSIP No.	37935E101	13G/A

1	NAMES OF REPORTING PERSONS Victory Park Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,898,342*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,898,342*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,898,342*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* Excludes 6,916,158 shares issuable upon exercise of a warrant to acquire 4,125,000 shares of common stock of Global Med Technologies, Inc. (“Common Stock”) and convertible preferred stock convertible into 5,500,000 shares of Common Stock, which are subject to so called “blocker” provisions prohibiting the holder from exercising the warrant or converting the preferred stock, as applicable, to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the issued and outstanding shares of Common Stock.

CUSIP No.	37935E101	13G/A

1	NAMES OF REPORTING PERSONS Jacob Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,898,342*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,898,342*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,898,342*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* Excludes 6,916,158 shares issuable upon exercise of a warrant to acquire 4,125,000 shares of common stock of Global Med Technologies, Inc. (“Common Stock”) and convertible preferred stock convertible into 5,500,000 shares of Common Stock, which are subject to so called “blocker” provisions prohibiting the holder from exercising the warrant or converting the preferred stock, as applicable, to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the issued and outstanding shares of Common Stock.

CUSIP No.	37935E101	13G/A

1	NAMES OF REPORTING PERSONS Richard Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,898,342*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,898,342*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,898,342*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Excludes 6,916,158 shares issuable upon exercise of a warrant to acquire 4,125,000 shares of common stock of Global Med Technologies, Inc. (“Common Stock”) and convertible preferred stock convertible into 5,500,000 shares of Common Stock, which are subject to so called “blocker” provisions prohibiting the holder from exercising the warrant or converting the preferred stock, as applicable, to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the issued and outstanding shares of Common Stock.

CUSIP No.	37935E101	13G/A

Item 1(a)	Name of Issuer:

Global Med Technologies, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

12600 West Colfax, Suite C-420
Lakewood, Colorado 80215

Item 2(a)	Name of Person Filing:

Victory Park Capital Advisors, LLC
Victory Park Master Fund, Ltd.
Jacob Capital, L.L.C.
Richard Levy

Victory Park Capital Advisors, LLC is the investment manager for Victory Park Master Fund, Ltd. Jacob Capital, L.L.C. is the manager of Victory Park Capital Advisors, LLC. Richard Levy is the sole member of Jacob Capital, L.L.C.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The business address for each of the reporting persons, other than Victory Park Master Fund, Ltd., is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606. The business address for Victory Park Master Fund, Ltd. is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1 9002 Cayman Islands.

Item 2(c)	Citizenship:

Victory Park Capital Advisors, LLC is a Delaware limited liability company.
Victory Park Master Fund, Ltd. is a Cayman Islands exempted company.
Jacob Capital, L.L.C. is an Illinois limited liability company.
Richard Levy is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock, par value per share $.01

Item 2(e)	CUSIP Number:

37935E101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

As of December 31, 2007:

CUSIP No.	37935E101	13G/A

(a)	Amount beneficially owned:

Victory Park Capital Advisors, LLC	2,898,342 shares
Victory Park Master Fund, Ltd.	2,898,342 shares
Jacob Capital, L.L.C.	2,898,342 shares
Richard Levy	2,898,342 shares
     Each of the reporting persons may be deemed to be the beneficial owner of a warrant to acquire 4,125,000 shares of the Issuer’s common stock and convertible preferred stock exercisable to acquire 5,500,000 shares of the Issuer’s common stock. Victory Park Master Fund, Ltd. is the record holder of the securities reported herein. The warrant and the convertible preferred stock each contain a contractual provision blocking exercise of the warrant and conversion of the convertible preferred stock when the holder beneficially owns more than 9.99% of the issued and outstanding shares of the Issuer. Accordingly, based on the number of outstanding shares of the Issuer’s common stock as reported in the Issuer’s Quarterly Report on Form 10-QSB for the period ended September 30, 2007, 6,916,158 of the shares underlying the warrant and the preferred stock are not exercisable and consequently, the shares underlying them have not been included in the number of shares beneficially owned by the reporting persons.

(b)	Percent of class:

Victory Park Capital Advisors, LLC	9.99%
Victory Park Master Fund, Ltd.	9.99%
Jacob Capital, L.L.C.	9.99%
Richard Levy	9.99%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Victory Park Capital Advisors, LLC	0 shares
Victory Park Master Fund, Ltd.	0 shares
Jacob Capital, L.L.C.	0 shares
Richard Levy	0 shares

(ii) Shared power to vote or to direct the vote

Victory Park Capital Advisors, LLC	2,898,342 shares
Victory Park Master Fund, Ltd.	2,898,342 shares
Jacob Capital, L.L.C.	2,898,342 shares
Richard Levy	2,898,342 shares

(iii) Sole power to dispose or direct the disposition of

Victory Park Capital Advisors, LLC	0 shares
Victory Park Master Fund, Ltd.	0 shares
Jacob Capital, L.L.C.	0 shares
Richard Levy	0 shares

(iv) Shared power to dispose or to direct the disposition of

Victory Park Capital Advisors, LLC	2,898,342 shares
Victory Park Master Fund, Ltd.	2,898,342 shares
Jacob Capital, L.L.C.	2,898,342 shares
Richard Levy	2,898,342 shares

CUSIP No.	37935E101	13G/A

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below each of Victory Park Capital Advisors, LLC, Victory Park Master Fund, Ltd., Jacob Capital, L.L.C. and Richard Levy certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, each of Victory Park Capital Advisors, LLC, Victory Park Master Fund, Ltd., Jacob Capital, L.L.C. and Richard Levy certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2008

VICTORY PARK CAPITAL ADVISORS, LLC
By:	Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Sole Member

CUSIP No.	37935E101	13G/A

VICTORY PARK MASTER FUND, LTD.
By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Attorney-in-Fact*

JACOB CAPITAL, L.L.C.
By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Sole Member

/s/ Richard Levy
Richard Levy

*Power of Attorney previously filed